

September 30, 2011

Via E-mail

Stephane-Paul Frydman
Chief Financial Officer
Compagnie Générale de Géophysique-Veritas
Tour Main Montparnasse
33, avenue du Maine
75015 Paris France

> **Re: Compagnie Générale de Géophysique-Veritas**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 21, 2011**
> **File No. 1-14622**
> **Response Letter Dated September 20, 2011**

Dear Mr. Frydman:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>We are subject to risks related to our international operations that could harm our business and results of operations, page 7.</u>

1. We note from your responses to comments 1 and 2 in our letter dated August 3, 2011 that you have determined that some shipments to the vessels performing the seismic surveys off Cuba may have violated U.S. export control regulations. Please tell us what triggered the discovery of the possible violations, and discuss for us the reasons the possible violations were not discovered and/or investigated earlier; the role and function of your policies and procedures in preventing and identifying possible violations of U.S. export control regulations; and any changes to your compliance policies and/or procedures as a result of your discovery.

2. We also note from your response to comment 1 in our letter dated August 3, 2011 that you are in communication with BIS and OFAC regarding your possible violations of U.S.

export controls and economic sanctions. Please tell us the current status of your dealings with each of BIS and OFAC.

3. Please confirm to us that you will include in future filings appropriate disclosure regarding this matter, including disclosure regarding potential risks to your reputation and share value; any penalties that BIS and/or OFAC may impose upon you; and any material developments, proceedings or settlements with BIS and/or OFAC.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance